UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 21, 2002

Via First Class Mail

Joseph P. Barri, Esq.
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Re: Shareholder Proposal Submitted to Pioneer Interest Shares (the "Fund") by the Tobener Trust

Dear Mr. Phelan:

In a letter dated April 12, 2002, you request assurance from the staff of the Securities and Exchange Commission ("Commission") that we would not recommend enforcement action to the Commission if the Fund omits from its proxy soliciting materials for its 2002 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") submitted by Ralph E. Tobener, Trustee, on behalf of the Tobener Trust (the "Proponent"). The Proposal states that:

> For the benefit of those stockholders who must or want to sell, the [F]und shall purchase their stock at the value prevailing on that date and without charge for the service.

The Proposal includes the following Supporting Statement:

> For several years closed-end funds have not been popular with the investing public. Most newspapers report only weekly on the market price and underlying value. The directors of the [F]und have not stopped the decline in dividends and the [F]und sells at a discount to the value.

In support of your position, you maintain that the Fund may omit the Proposal from its proxy materials in reliance upon subparagraph (i)(1) of Rule 14a-8 under the Securities Exchange Act of 1934 and the Supporting Statement in reliance upon subparagraph (i)(3) of Rule 14a-8.

Rule 14a-8(i)(1)

Rule 14a-8(i)(1) provides that a company may omit a proposal and any supporting statement from its proxy if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

You assert that the Proposal is excludable from the proxy materials under Rule 14-8(i)(1) because it is not a proper subject for action by shareholders under the laws of Delaware, the Fund's state of organization. You support this argument by citing to Section 3806 of the Delaware Business Trust Act, which specifies that "[e]xcept to the extent otherwise provided in the governing instrument of a business trust, the business and affairs of a business trust shall be managed by and under the direction of its trustees." You represent that, under the Fund's Declaration of Trust, the Trustees have the sole power and authority to manage the Trust, including the ability to repurchase shares of the Trust.

There appears to be some basis for your view that the Fund may omit the Proposal, as currently drafted, in reliance upon Rule 14a-8(i)(1). The defect in the Proposal could be cured, however, if the Proposal were recast as a recommendation or a request that the Board take the necessary steps to implement the Proposal. Accordingly, if the Proponent revises the Proposal in this manner within 7 calendar days of receipt of this response, the staff cannot assure you that we would not recommend that the Commission bring an enforcement action if the Fund excludes the Proposal from its proxy soliciting materials in reliance upon Rule 14a-8(i)(1).

Please note that in reaching our position we have not found it necessary to address the Fund's alternative bases for omission of the Proposal under Rule 14a-8(i)(1) that you raise in your letter.

Supporting Statement - Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal or supporting statement if they are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. You contend that the Supporting Statement contains false or misleading statements and, therefore, can be omitted pursuant to Rule 14a-8(i)(3).

There appears to be some basis for your view that the first sentence of the Supporting Statement may be materially false or misleading under Rule 14a-9. However, we believe that this defect would be cured if the Proponent amended the sentence to clarify that it represents his view. With respect to the other portions of the Statement, we disagree with your view that they may be omitted from the Fund's proxy materials in reliance upon Rule 14a-9.

Accordingly, unless the Proponent, within seven days of receipt of this letter, revises sentence one of the Supporting Statement as discussed above, we would not recommend enforcement action to the Commission if the Fund excluded that sentence from its proxy materials in reliance on Rule 14a-8(i)(3).

We direct your attention to the enclosed informational document setting forth a brief discussion of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions or comments, you may contact me at (202) 942-0726.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review

Enclosure

cc: Ralph E. Tobener, Trustee

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

HALE AND DORR LLP
COUNSELLORS AT LAW

www.haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

JOSEPH P. BARRI
617-526-6516
joseph.barri@haledorr.com

April 12, 2002

By Overnight Mail

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to
Pioneer Interest Shares by The Tobener Trust

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, Pioneer Interest Shares, a Delaware business trust (the "Fund"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Fund hereby gives notice of its intention to omit from its proxy statement and form of proxy (the "Proxy Materials") the proposal and statement of support (the "Proposal") submitted by The Tobener Trust (the "Proponent") by a letter dated March 26, 2002.

The Proposal in its entirety is restated below and a copy of the letter is attached as Exhibit A. The Fund has advised us that the Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about July 8, 2002, which is more than 80 calendar days from the date of this filing. Pursuant to the provisions of Rule 14a-8(j) under the Exchange Act, enclosed for filing are six copies of each of this letter and the Proposal. Also, pursuant to the provisions of Rule 14a-8(j), we are sending a copy of this letter and the exhibits to the Proponent.

The Fund respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended by the Commission if the Fund omits the proposal from the Proxy Materials.

For ease of reference, the text of the Proposal, exactly as received, is set forth below.

Stockholder Proposal

> "For the benefit of those stockholders who must or want to sell, the fund shall purchase their stock at the value prevailing on that date and without charge for the service."

It is our opinion that this Proposal is substantially similar to a proposal made by Proponent in 2001 for which the Fund received assurance from the SEC that it would not take any action if the Fund excluded from its proxy materials. It is also our opinion that this Proposal may be omitted from the Proxy Materials based on Rule 14a-8(i)(1).

The Proposal Is Substantially Similar to One Previously Proposed and Previously Excluded

The Proposal seeks to require the Fund to purchase all outstanding shares of the Fund. Mr. Tobener suggested a substantially similar proposal in February 2001 (the "Prior Proposal"). Attached as Exhibit B is a copy of the no-action letter previously issued by the staff. See *Pioneer Interest Shares* no-action letter (pub. avail. June 20, 2001). The SEC wrote that it would not take action if the Fund omitted the Prior Proposal from its proxy statement for the Fund's annual meeting in 2001.

While the SEC staff has advised that generally shareholder proposals that recommend the implementation of a share repurchase policy or program may not be excludable from proxy materials pursuant to Rule 14a-8(i)(7) because such proposals have major implications,[1] the Proposal is not a share repurchase policy or program but a requirement to tender offer for all outstanding shares. As such, the Proposal is tantamount to a recommendation to liquidate the Fund, a request that the Proponent submitted in 2001.

The Fund's arguments for excluding the Proposal are similar to those used in 2001 to exclude the Prior Proposal and are repeated below.

Rule 14a-8(i)(1) (Improper Under State Law)

The Proposal seeks to require the Fund to purchase all outstanding shares of the Fund. According to Rule 14a-8(i)(1), a shareholder proposal is excludable from proxy materials if it is not a proper subject for action by shareholders under the issuer's state of organization. The Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(1). Section 3806 of the Delaware Business Trust Act ("DBTA") provides that "[e]xcept to the extent otherwise provided in the governing instrument of a business trust, the business and affairs of a business trust shall be managed by and under the direction of its trustees." Section 3806 of the DBTA allows a business trust's declaration of trust to grant voting rights to the beneficial owners of the trust. The DBTA does not mandate that beneficial owners have any voting rights.

---

[1] *See, e.g., Tri-Continental Corporation*, SEC No-Action letter (pub. avail. March 13, 1997).

Section 2 of the Declaration of Trust grants the Trustees the sole power and authority to manage the Trust, including the ability to issue and repurchase shares of the Trust. Section 2.2(v) vests the Trustees the authority "to establish terms and conditions regarding the issuance, sale, repurchase, redemption, cancellation, retirement, acquisition, holding, resale, reissuance, disposition of or dealing in Shares . . ."

Section 9.4 of the Declaration of Trust grants the Trustees the power to liquidate the Trust. Section 9.4(b) provides that such liquidation need only be submitted to shareholders of the Fund if required by applicable law or the listing requirements of any exchange on which the Fund's shares are listed. The Declaration of Trust does not permit the liquidation of the Fund solely by the action of shareholders. The Board of Trustees has the power, in its sole discretion, to repurchase the Fund's outstanding shares without first obtaining shareholder approval. The Trustees must determine that any offer to repurchase the outstanding shares is in the best interests of the Fund and its shareholders.

Section 7.1 of the Declaration of Trust sets forth all the voting rights of the Fund's shareholders. Section 7.1 of the Declaration of Trust provides that the shareholders of the Fund only have power to vote with respect to the following matters:

- The election and removal of trustees,
- The Fund's investment advisory contract,
- Any termination of the Fund as provided in Article IX (Article IX only contemplates a shareholder vote subsequent to Trustee action),
- Conversion of the Fund to an open-end investment company,
- In connection with certain amendments to the Declaration of Trust, and
- To the extent otherwise required by law, the Declaration of Trust or the requirements of any exchange on which the shares are listed.

To the extent that the Proposal seeks to require the Fund to make a tender offer for all outstanding shares of the Fund, the Proposal exceeds the authority granted to shareholders under the Declaration of Trust. The Declaration of Trust clearly designates the Trustees as the parties with the power to decide whether to repurchase the stock. The DBTA similarly is clear in providing that the Trustees have all power in connection with the management of a business trust except for the powers expressly granted to shareholders. Consequently, the Proposal, as it relates to the repurchase of outstanding shares of the Fund, is improper under both the Declaration of Trust and the DBTA.

To the extent that the Proposal calls for an action that might result in the liquidation of the Fund, it is also an improper action under the Declaration of Trust and the DBTA. The Declaration of Trust grants only to the Trustees the power to liquidate the Trust. Shareholders only have the power to reject a proposal by the Trustees to liquidate the Fund, and then only are granted such authority to the extent necessary to comply with applicable law or the listing requirements of the New York Stock Exchange. The Declaration of Trust does not grant the shareholders any power to propose the liquidation of the Fund. Consequently, the Proposal is beyond the scope of the powers of the shareholders of the Fund under both the Declaration of Trust and DBTA.

Rule 14a-8(i)(3) (False or Misleading Statements)

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and its supporting statement if they are contrary to the proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. The Proposal's supporting statements are as follows:

"For several years closed end funds have not been popular with the investing public. Most newspapers report only weekly on the market price and underlying value. The directors of the fund have not stopped the decline in dividends and the fund sells at a discount to the value."

The Proposal's supporting statement can be omitted because it contains false and/or misleading statements.

First, the first sentence of the supporting statement is overly broad, unsubstantiated and misleading. Closed-end funds remain viable investment vehicles for the investing public. In addition, the perceived popularity or lack thereof of closed-end funds generally does not directly impact the shareholders of the Fund or influence their consideration of the Proposal.

Second, the second sentence implies that because newspapers report only weekly on the market price and underlying value of closed-end funds, closed-end funds are not "popular" investment vehicles. Market-traded closed-end funds are priced according to current supply and demand. They therefore can trade either above their reported net asset value, which is referred to as trading at a premium, or they can trade below net asset value, at a discount. The fact that information regarding closed-end fund premiums and discounts is published on a weekly rather than daily basis does not support an assertion that closed-end funds are not "popular" investment vehicles. Moreover, even if there was some factual basis for the assertion, the Fund reiterates that the perceived popularity or lack thereof of close-end funds generally does not directly impact the shareholders of the Fund or influence their consideration of the Proposal.

Third, the final sentence of the supporting statement does not accurately portray the reasons for a decline in the Fund's yield or the efforts of the Fund's Trustees to monitor the discount in the Fund's trading value to its net asset value per share. As with other funds investing in fixed income securities, the decline in interest rates during the past 18 months has made it increasingly difficult to maintain a fund's yield. However, the Fund's distribution from net investment income during the fiscal year ended December 31, 2001 was $0.87 per share, which is only slightly lower than the distributions from net income in the prior two years of $0.93 and $0.95 per share, respectively. The Proponent's statement implies that there have been significant and extensive declines in distributions, which is untrue. The Trustees have, over the course of the last few years, monitored the Fund's discount. The Trustees have considered, on occasion, various proposals to reduce the Fund's discount. These proposals have included share repurchase programs, open-ending the Fund, and other proposals. In each instance, the Trustees have determined that the proposals were not in the best interest of the Fund or its shareholders. The supporting statement falsely implies that the Trustees have taken no action to protect the Fund and its shareholders.

While each of these defects are themselves misleading, the cumulative effect is that the supporting statements are irrelevant to an evaluation of the Proposal and would only serve to confuse other shareholders as to the nature and purpose of the Proposal.

Finally, the Proponent should not be given an opportunity to revise the Proposal based upon the factual and legal reasons stated above, because he has already had adequate opportunity to cure any deficiencies which the Proposal contains. The Proposal is a recasting of a prior proposal made by the Proponent to the Fund (included in prior correspondence attached hereto) to which the Fund already responded by addressing certain deficiencies and referring the Proponent to the relevant sections of the 1934 Act regarding the proper form for proxy submissions. The Fund's response constitutes an opportunity to cure which the Proponent failed to heed in his present Proposal.

* * * * *

Based on the foregoing, the Fund intends to exclude the Proposal from the Proxy Materials. Please acknowledge receipt of this letter and the enclosures by stamping the extra copy of this letter and returning it in the enclosed self addressed, stamped envelope. If you have any questions regarding this request, do not hesitate to contact David C. Phelan at (617) 526-6372 or Joseph P. Barri at (617) 526-6516.

Very truly yours,

Hale and Dorr LLP

Hale and Dorr LLP

cc: The Tobener Trust
David C. Phelan, Esq.
Dorothy E. Bourassa, Esq.

Exhibits